Q1 2026 EARNINGS CONFERENCE CALL

May 6, 2026

FORTIS INC.



FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2026 and 2026-2030; the nature, timing, benefits and costs of certain Major Capital Projects, including ITC's investments associated with the Big Cedar Load Expansion and TEP's Springerville Natural Gas Conversion; expectations regarding potential reductions in ITC Midwest network transmission rates and TEP's load growth monthly savings for typical residential customers as additional data center load comes online; forecast Rate Base for 2026-2030 and forecast five-year Rate Base CAGR on a consolidated basis; expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the Capital Plan, including ITC's investments associated with customer connections and the MISO LRTP, UNS Energy's investments associated with load growth, integrated resource plans, and transmission, and FortisBC's investments associated with Tilbury LNG storage expansion upside, Tilbury LNG expansion, regional transmission, and customer and load growth investments; expected nature, timing, benefits and costs associated with TEP's energy supply agreement with a customer to support a planned data center in TEP's service territory, including the outcome of negotiations for potential additional capacity at a second site, and estimated new generation and transmission associated therewith; annual dividend growth guidance through 2030; expected sources of funding for the 2026-2030 Capital Plan, including the sources of common equity; expected timing, outcome and impact of legal and regulatory proceedings; forecast Capital Expenditures for 2026-2030 by business unit; the nature, timing, benefits and costs of certain Major Capital Projects, including ITC's investments associated with MISO LRTP Tranches 1 and 2.1 and Big Cedar Load Expansion, TEP Transmission Project, Springerville Natural Gas Conversion, UNS Electric New Gas Generation, Vail-to-Tortolita Transmission Project, Tilbury LNG Storage Expansion, AMI Project, Tilbury 1B Project and Eagle Mountain Pipeline Project; forecast Rate Base for 2026-2030 and forecast five-year Rate Base CAGR to 2030 by business unit; the expectation of having a coal-free generation mix by 2032; the 2050 GHG emissions net-zero target; and forecast debt maturities for 2026-2035.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; reasonable legal and regulatory decisions and the expectation of regulatory stability; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy policies, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.35 for 2026-2030.



David Hutchens
President and Chief Executive Officer,
Fortis Inc.



Jocelyn Perry
EVP and Chief Financial Officer,
Fortis Inc.

FORTIS INC.

Q1 2026 BUSINESS UPDATE

- Delivered Safe & Reliable Service
- Capital Expenditures of $1.4B in Q1 2026
- Q1 2026 EPS of $0.99
- Constructive Regulatory Outcome in Arizona



ANNUAL CAPITAL PLAN OF $5.6B ON TRACK



Major Capital Projects Progressing

ITC (A FORTIS COMPANY)

- ✓ ITC completed the substation at the Big Cedar Industrial Center to support 300 MW of load growth for the first data center
- ✓ Transmission upgrade work underway for the Big Cedar Load Expansion project to serve another 1,600 MW to be completed by 2028

UNS UNS Energy Corporation (A Fortis Company)

- ✓ In March 2026, the ACC approved an amendment to the Springerville Generating Station's Certificate of Environmental Compatibility to permit the conversion from coal-fired to natural gas-fired generation
- ✓ This approval advances TEP's plans to extend the operational life of the facility and supports long-term customer affordability and system reliability

FOCUSED ON AFFORDABILITY

Affordability Spotlight



ITC Midwest

Load Growth Driven by Interconnections

- Network transmission rates for ITC Midwest's customers are **expected to be reduced by ~20% by the end of the decade** from the 2026 projected rate resulting from data center load expected to come online



TEP

Springerville Natural Gas Generation Conversion

- Expected to be **~10% of the capital cost** compared to new gas generation

Data Center Load Growth

- A typical residential customer will **save ~US$13 per month** due to **300 MW of load growth** as part of the first ESA once at full production

Affordability Initiatives

- Preventative maintenance and innovative practices to reduce costs
  - Grid-enhancing technologies
  - Using AI for vegetation management inspections
- Prioritization of capital investment based on operational needs and associated rate impact
- Utilization of available tax credits
- Implementation of efficiency programs
- Optimization of wholesale markets to the benefit of customers at UNS
- Rate design and providing low-income and bill assistance programs to customers where available

HIGHLY EXECUTABLE FIVE-YEAR CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF 7%


Capital Plan
By Asset Type
Transmission
46%
Distribution
31%
5-Year
Capital Plan
$28.8B
2026-2030
Generation
7%
LNG / Renewable Gas
5%
Other (1)
11%


Consolidated
Rate Base
↑ $16B or
7% CAGR
$42.4B
$57.9B
2025A
2030F
Independent Electric Transmission (ITC)
U.S. Electric & Gas
Canadian & Caribbean Electric & Gas



Note: Reflects a USD:CAD exchange rate of 1.35 for the 2026-2030 Capital Plan. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Largely related to information technology and facility investments.

ABOVE AND BEYOND THE PLAN

2026-2030 Opportunities to Expand Growth

ITC
- Customer Connections

UNS Energy
- TEP Load Growth (e.g., data centers and other large load customers)

FortisBC
- Tilbury LNG Storage Expansion Upside
- Tilbury LNG Expansion

2031-2035 Opportunities to Extend Growth

ITC
- LRTP Tranche 2.1
- LRTP Tranche 2.1 Competitively Bid Projects
- Customer Connections
- Future MISO LRTP/ MTEP Projects

UNS Energy
- Additional Load Growth
- Integrated Resource Plan Investments
- Transmission Investments

FortisBC
- Tilbury LNG Expansion
- Regional Transmission
- Customer & Load Growth Investments



Newfoundland & Labrador
Prince Edward Island
British Columbia
Alberta
Ontario
Wisconsin
Minnesota
Michigan
New York
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Cayman Islands

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

52 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2030



73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 25



FIRST QUARTER RESULTS



Net Earnings
$499M
$501M
Q1 2025
Q1 2026



Q1 2026 EPS Drivers
Q1 2026 EPS reflects $0.02 dilution associated with the 2025 dispositions(1)
$1.00
$0.04
$0.02
($0.02)
($0.01)
($0.03)
($0.01)
$0.99
Q1 2025 Basic EPS
Western Canadian Electric & Gas(2)
U.S. Transmission (ITC)
U.S. Electric & Gas(3)
Corporate & Other
Foreign Exchange(4)
Weighted Average Shares
Q1 2026 Basic EPS

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. On an EPS basis, the dispositions had a $0.02 dilutive impact on Q1 2026 results and are expected to have a $0.05 dilutive impact for the annual period, net of finance cost savings.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Includes UNS Energy and Central Hudson.
(4) Reflects average U.S. dollar-to-Canadian dollar exchange rate of 1.37 in Q1 2026 compared to 1.43 in Q1 2025.

LIQUIDITY, FUNDING & CREDIT RATINGS

Raised $800M in Long-Term Debt in Q1 2026

- ✓ In April 2026, ITC Holdings issued US$500M 5-year debt at 4.88% and US$400M 10-year debt at 5.50% to repay maturing long-term debt and short-term borrowings

Balanced Approach To Funding Growth



Cash from Operations(1)
59%
5-Year Capital Plan
$28.8B
2026-2030
Equity
11% (2)
Net Debt (3)
30%

Credit Ratings & Outlooks

S&P Global	Fitch Ratings	Morningstar DBRS
A-[4]	BBB+	A (low)
Stable	Stable	Stable

(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions.
(2) Reflects common shares issued under the Corporation's dividend reinvestment and employee share purchase plans. $500M ATM available for flexibility as needed.
(3) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(4) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

UNS Energy Corporation
A Fortis Company

UNS Gas General Rate Application

- In February 2026, the ACC issued an order approving an allowed ROE of 9.61% and a 56% common equity component of capital structure
- The order also approved an annual formulaic rate adjustment mechanism including a range of +/- 50 bps around the allowed return and post-test year adjustments
- First annual rate adjustment mechanism expected in April 2027 following approval by the ACC
- New rates became effective March 1, 2026

TEP General Rate Application

- In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026
- In February 2026, ACC Staff filed testimony recommending an allowed ROE at 9.75% and a 55% common equity component of capital structure and supported an annual formulaic rate adjustment mechanism including a range of +/- 50 bps around the allowed return and post-test year adjustments
- Hearing commenced in Q2 2026



WHY INVEST IN FORTIS


SUSTAINABLE GROWTH

FOCUSED ON EXECUTING

- Strong Rate Base Growth
- Robust Transmission Pipeline
- Transparent Funding Plan
- Investments to Strengthen Resiliency
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings


LOW-RISK

SAFE, WELL-RUN UTILITIES

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- 100% Regulated
- Primarily Transmission & Distribution Assets



Expected Earnings Release Dates

Q2 2026 – July 31, 2026

FORTIS INC.

APPENDIX



NON-U.S. GAAP RECONCILIATION

($MILLIONS)	Q1 2026	Q1 2025	VARIANCE
Capital Expenditures			
Additions to property, plant and equipment	1,503	1,483	20
Additions to intangible assets	45	60	(15)
Adjusting item:			
Eagle Mountain Pipeline Project[1]	(186)	(123)	(63)
Capital Expenditures	**1,362**	**1,420**	**(58)**



(1) Represents CIACs received for the Eagle Mountain Pipeline Project, included in the FortisBC Energy segment.

FIRST QUARTER RESULTS BY SEGMENT

First Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q1 2026	Q1 2025	VARIANCE
Independent Electric Transmission			
ITC	153	150	3
U.S. Electric & Gas			
UNS Energy	51	81	(30)
Central Hudson	79	65	14
	130	146	(16)
Canadian & Caribbean Electric & Gas			
FortisBC Energy	171	156	15
FortisAlberta	41	37	4
FortisBC Electric	22	21	1
Other Electric	40	42	(2)
	274	256	18
Corporate and Other	(56)	(53)	(3)
Common Equity Earnings	**501**	**499**	**2**
Weighted Average Shares (# millions)	508.2	500.3	7.9
EPS	**$0.99**	**$1.00**	**$(0.01)**



2026-2030 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2026F	2027F	2028F	2029F	2030F	2026-2030 TOTAL
Independent Electric Transmission						
ITC	1,874	1,898	2,008	2,083	1,980	9,843
U.S. Electric & Gas						
UNS Energy	1,281	1,014	940	1,413	983	5,631
Central Hudson	466	438	509	551	573	2,537
Total U.S. Electric & Gas	1,747	1,452	1,449	1,964	1,556	8,168
Canadian & Caribbean Electric & Gas						
FortisBC Energy	712	1,134	753	637	580	3,816
FortisAlberta	614	665	716	763	721	3,479
FortisBC Electric	207	244	227	230	220	1,128
Other Electric	462	475	506	528	433	2,404
Total Canadian & Caribbean Electric & Gas	1,995	2,518	2,202	2,158	1,954	10,827
Total Capital Plan	**5,616**	**5,868**	**5,659**	**6,205**	**5,490**	**28,838**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

MAJOR CAPITAL PROJECTS

($ Millions)	2025A	2026-2030F	Expected Completion Date
ITC			
MISO LRTP Tranche 1 (1)	173	1,812	2030
MISO LRTP Tranche 2.1 (2)	8	529	Post-2030
Big Cedar Load Expansion	172	394	2028
UNS Energy			
TEP Transmission Project	-	608	2029
Springerville Natural-Gas Conversion	-	238	2030
UNS Electric New Gas Generation	58	339	2028
Vail-to-Tortolita Transmission Project	144	147	2027
FortisBC Energy			
Tilbury LNG Storage Expansion	5	627	Post-2030
AMI Project	136	570	2028
Tilbury 1B Project	12	342	2030
Eagle Mountain Pipeline Project (3)	14	274	2027


Major Capital Projects 21%
$28.8B
Capital Plan
2026-2030
Base Utility Capex
(Smaller Projects)
79%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of US$1.3B for Tranche 1 for the forecast period 2026-2030.
(2) Includes capital expenditures of US$400M for Tranche 2.1 for the forecast period 2026-2030. US$3.3B – US$3.8B expected beyond 2030 and excludes projects subject to a competitive bidding process.
(3) Net of customer contributions.

2025-2030 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS)	2025A	2026F	2027F	2028F	2029F	2030F	5-YEAR CAGR TO 2030
Independent Electric Transmission							
ITC[1]	13.9	14.6	15.9	17.1	18.4	19.8	8.1%
U.S. Electric & Gas							
UNS Energy	8.4	8.9	9.6	10.2	11.0	11.5	7.2%
Central Hudson	3.7	4.0	4.2	4.4	4.7	5.0	6.6%
Total U.S. Electric & Gas	12.1	12.9	13.8	14.6	15.7	16.5	7.0%
Canadian & Caribbean Electric & Gas							
FortisBC Energy	6.5	6.8	7.4	8.2	8.4	8.8	6.4%
FortisAlberta	4.7	4.8	5.1	5.4	5.7	5.9	4.9%
FortisBC Electric	1.8	1.9	2.0	2.1	2.2	2.3	5.3%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.2%
Total Canadian & Caribbean Electric & Gas	16.4	17.2	18.4	19.9	20.7	21.6	5.8%
Total Rate Base Forecast	**42.4**	**44.7**	**48.1**	**51.6**	**54.8**	**57.9**	**7.0%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.35 for 2026-2030 Capital Plan
- 65% of regulated earnings[(1)]/ 65% of capital plan in USD at U.S. & Cayman Islands utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $700M
  - EPS: $0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[(2)]
- US$1.4B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- US$400M cross-currency interest rate swaps
- Interest rate swap contracts at ITC[(3)]

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.040	$0.035
UNS Energy	$0.025	$0.020
FortisBC	$0.020	$0.020
Central Hudson	$0.010	$0.010
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2025. Excludes Net Expenses of Corporate and Other segment.
(2) As of March 31, 2026, the contracts had a combined notional value of US$520M.
(3) As of March 31, 2026, the contracts had a combined notional value of US$100M.

OTHER ONGOING REGULATORY PROCEEDINGS

ITC A FORTIS COMPANY

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO ROE incentive adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding are unknown

FORTIS ALBERTA

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026; a decision is expected in Q3 2026

Depreciation Study In December 2025, FortisAlberta applied to the AUC for approval of a depreciation study; a negotiated settlement agreement was reached with interveners in March 2026 and filed for approval with the AUC on April 1, 2026; as a result of the negotiated settlement agreement and the corresponding update to FortisAlberta's depreciation rates, a regulatory liability of ~$130M has been estimated, subject to AUC approval which is expected in Q3 2026; the settlement of the liability will be addressed in a future rate application

OUR SUSTAINABILITY STRATEGY
GROUNDED IN BUSINESS FUNDAMENTALS



SUSTAINABILITY PRIORITIES

Integrating climate risk with business planning

2026 Climate Resiliency Report

- Utilities completed enhanced, location-specific climate risk and vulnerability assessments grounded in climate scenario analysis and external expertise
- Climate hazards are now mapped by geography and asset category, identifying areas of higher and lower exposure and risk level across Fortis utilities
- The analysis includes more assets, providing deeper insights to support capital planning and resiliency investments
- Expanded information on climate resiliency and mitigation actions

Reducing emissions and delivering cleaner energy

- Achieved a 38% reduction in scope 1 emissions (2019-2025)
- Committed to a coal-free generation mix by 2032
- Advancing towards net-zero emissions by 2050
- The GHG intensity of delivered energy has consistently decreased over the last five years

Strengthening governance foundations and partnering with local communities

- A governance model grounded in local leadership and independence
- Executive compensation linked to climate and sustainability initiatives
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority
- Partnered with First Nations communities in northern Ontario to connect 17 remote communities to the power grid
- $14M of community investment in 2025 and $60M over the last five years
- $320M on energy efficiency customer programs in 2025 – the highest spending level ever

Q1 2026 SALES TRENDS

	CHANGE IN ENERGY SALES	Q1 2026 vs. Q1 2025 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load flat
UNS [1] UNS Energy Corporation A Fortis Company	+1%	• Higher average consumption by industrial customers, driven by customer additions and increased usage from large load customers, partially offset by lower average consumption by residential and commercial customers due to milder temperatures
People. Power. Possibilities. Central Hudson A FORTIS COMPANY	+1%	• Residential and commercial sales up mainly due to higher average consumption associated with colder weather; industrial sales down due to lower average consumption
FORTIS BC	-6%	• Decrease in gas sales due to lower average consumption by transportation customers and by residential and commercial customers driven by milder weather, partially offset by higher average industrial consumption
	-6%	• Decrease in electricity sales primarily due to lower average consumption associated with milder weather
FORTIS ALBERTA	+1%	• Residential and C&I sales up 1% and 2%, respectively; increases primarily due to customer growth
Other Electric	-	• Eastern Canadian residential and C&I sales up 3% and 2%, respectively; increases due to colder weather and customer growth; Caribbean sales down due to the disposition of FortisTCI



(1) Excludes wholesale sales at UNS Energy.

LONG-TERM DEBT MATURITIES


10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
Non-Regulated Maturing Debt Refinanced YTD(1)
Non-Regulated (2)
Regulated

Note: U.S. dollar-denominated debt translated at March 31, 2026 USD:CAD closing foreign exchange rate of 1.39.

(1) In April 2026, ITC Holdings issued 5-year unsecured senior notes in the amount of US$500M at 4.88% and US$400M of 10-year unsecured senior notes at 5.50%. Proceeds will be used to repay maturing long-term debt of US$400M and short-term borrowings, and for general corporate purposes.
(2) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	FitchRatings	MOODY'S
Fortis Inc.	A-(1)	A (low)	BBB+	-(2)
ITC Holdings Corp.	A-(1)	-	-	Baa2
ITC Regulated Subsidiaries	A+	-	-	A1
TEP	A-	-	-	A3
Central Hudson	BBB+	-	BBB+	Baa1
FortisBC Energy	-	A	-	A3
FortisBC Electric	-	A (low)	-	Baa1
FortisAlberta	A-	A (low)	-	Baa1
Newfoundland Power	-	A	-	A2


FORTIS

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.
(2) In January 2026, Moody's withdrew its ratings for Fortis Inc. at the Corporation's request. The withdrawal does not impact the subsidiary credit ratings.

GLOSSARY

ACC	Arizona Corporation Commission
AI	Artificial Intelligence
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Board	Board of Directors of the Corporation
Bps	Basis points
Caribbean Utilities	Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2025) subsidiary of Fortis, together with its subsidiary
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) ^(1-N) -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. See "Non-U.S. GAAP Financial Measures" in the Q1 2026 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CIAC	Contribution in Aid of Construction
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
C&I	Commercial & Industrial
EPS	earnings per common share
ESA	energy supply agreement
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fitch Ratings	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance
GHG	greenhouse gas
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/ planning period
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
MTEP	MISO transmission expansion plan
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based rate-setting
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate